REVISED SCHEDULE A


Compensation pursuant to Section 4 of the Subadvisory Agreement, dated October 26, 2009, shall be calculated, effective November 1, 2009, at the rate or rates shown below based on the average daily net assets that are subject to the Subadviser's investment discretion in the relevant subportfolios of the AZL Franklin Templeton Founding Strategy Plus Fund.

                                                      Rate

Templeton Growth Strategy*                     0.410% on the first $100 million
                                               0.390% on the next $150 million
                                               0.380% on the next $250 million
                                               0.370% on the next $250 million
                                               0.360% thereafter

__________________

* For purposes of determining the rate applied to the average daily net assets in the Templeton Growth Strategy subportfolio ("Growth Strategy Assets") for computation of the fee payable to Subadviser under Section 4, Growth Strategy Assets will be combined with the average daily net assets for the same period in
(a) both Class 1 and Class 2 of the Templeton Growth Securities Fund, a series of Franklin Templeton Variable Insurance Products Trust, held of record by one or more separate accounts of Allianz Life Insurance Company of North America and/or Allianz Life Insurance Company of New York, computed at the times and in the manner specified in the Templeton Growth Securities Fund Prospectus or Statement of Additional Information as from time to time in effect ("AZL-TGSF Assets"); and (b) the AZL Franklin Small Cap Value Fund, a series of the Trust, computed at the times and in the manner specified in the AZL Franklin Small Cap Value Fund Prospectus or Statement of Additional Information as from time to time in effect ("AZL Franklin Small Cap Assets"). The Growth Strategy Assets, AZL-TGSF Assets and AZL Franklin Small Cap Assets together are the "Combined Assets". The fee payable to Subadviser with respect to the Growth Strategy Assets will be paid at the effective rate applicable to the Combined Assets under the schedule above, although such fee will be paid only with respect to the Growth Strategy Assets. No compensation will be calculated or paid to Subadviser under this Agreement with respect to AZL-TGSF Assets or AZL Franklin Small Cap Assets. When the Combined Assets exceed the first breakpoint, multiple rates may apply, resulting in a blended effective rate.

For example, if Growth Strategy Assets are $300 million and AZL-TGSF Assets and AZL Franklin Small Cap Assets together are $600 million, then the fees payable to Subadviser under Section 4 would be calculated as follows:

   o A rate of 41 bps would apply to the first $100 million, a rate of 39 bps would apply to the next $150 million, a rate of 38 bps would apply to the next $250 million, a rate of 37 bps would apply to the next $250 million, and a rate of 36 bps would apply to the remaining $150 million,


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       resulting in a blended effective rate of 37.9 bps.
   o The blended effective rate (37.9 bps) is applied to the Growth Strategy Assets ($300 million), resulting in a fee of $1.137 million payable to Subadviser under Section 4.


IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of November 1, 2009.



ALLIANZ INVESTMENT                TEMPLETON GLOBAL
MANAGEMENT LLC                    ADVISORS LIMITED




By:  /s/ Brian Muench             By:  /s/ Cindy Sweeting
   ______________________            ________________________

Name:  Brian Muench               Name:  Cindy L. Sweeting
Title:  Vice President            Title: President











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